Exhibit 99.2

Equinox Gold Corp.

Treasury Offering of Common Shares

April 23, 2024

A final base shelf prospectus containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The Company has filed a registration statement on Form F-10 (including a final base shelf prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering.

Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of such documents may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Terms and Conditions
Issuer:	Equinox Gold Corp. (the “Company”).

Offering:	Treasury offering of 49,060,000 common shares (“Common Shares”)

Offering Price:	US$5.30 per Common Share

Issue Amount:	US$260,018,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The net proceeds from the Offering will be used to fund a portion of the cash consideration for the Company’s acquisition of the remaining 40% interest in the Greenstone project from Orion Mine Finance (the “Acquisition”) with any excess net proceeds used for general working capital and corporate purposes, including repayment of certain indebtedness, as set out in the prospectus supplement. In the event the Acquisition is not completed for whatever reason, the Company will have discretion with respect to the use of the net proceeds from the Offering.

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces and territories of Canada, however no sales will be made in Quebec. Registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company, acting reasonably, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement, or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Listing:	Applications will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”). The existing Common Shares are listed on TSX and the NYSE American under the symbol “EQX”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs, and FHSAs.

Joint Bookrunners:	BMO Capital Markets, Scotiabank and National Bank Financial Inc.

Commission:	4.0%.

Closing:	April 26, 2024.